SO 3/9/04

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

04004485

SECURITIE[illegible] [illegible]SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bullaro Securities, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25-19 Steinway Street
(No. and Street)

Astoria, NY 11103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sal Bullaro 718-204-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ballo & Co.
(Name – *if individual, state last, first, middle name*)

67 Hudson Street, New York, NY 10013
(Address) (City) (State) (Zip Code)

FEB 25 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angelito A. Ballo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bullaro Securities, Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF QUEENS

SWORN TO BEFORE ME THIS 31 DAY OF Feb 2004

Angelito A. Ballo
Signature

Partner
Title

Thomas Bullaro
Notary Public

THOMAS BULLARO
Notary Public, State of New York
No. 01BU5516500
Qualified in Queens County
Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BULLARO SECURITIES, CORP.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
YEAR ENDED DECEMBER 31, 2003

BULLARO SECURITIES, CORP.
YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

Ballo & Co.
Certified Public Accountants
67 Hudson Street
New York, NY 10013

Tel no. (212) 406 1640
Fax no. (212) 267 4772

INDEPENDENT AUDITOR'S REPORT

We have conducted the annual audit of Bullaro Securities, Corp. for 2003 and examined the following statements and schedules:

1. Statement of Financial Condition;
2. Statement of Income (Loss) and Change in Retained Earnings;
3. Statement of Cash Flows;
4. Computation of Net Capital;
5. Reconciliation of the Audited Computation of Net Capital and the Broker-Dealer's Unaudited Computation;
6. Supplemental Report Describing Any Material Inadequacies; and
7. Records Availability

Our examination was made in accordance with auditing standards generally accepted in the United States of America and with the audit requirements prescribed by the Securities and Exchange Commission and, accordingly, included such tests of the accounting records and such auditing procedures as we considered necessary in the circumstances.

In our opinion, the attached statements and schedules present fairly the financial position of Bullaro Securities, Corp. on December 31, 2003 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

We have not included a computation for Determination of the Reserve Requirements (Rule 15c 3-3) nor any information relating to possession or control requirements (Rule 15c 3-3). Bullaro Securities, Corp. has an agreement clearing all of its customer transactions through Wexford Clearing Services, Corp. (S.E.C. #8-48636) on a fully disclosed basis. Therefore, it is exempt from the above requirements under paragraph K-2 (ii) of the exemptive provision.

Year-end results for 2003 are prepared on a trade-date basis as were interim monthly and quarterly results.

The management of Bullaro Securities, Corp. is responsible for establishing and maintaining a system of internal accounting control practices and procedures. The objectives of a system and the practices and procedures are to provide management reasonable, but not absolute, assurance that the assets for which Bullaro Securities, Corp. has responsibility for are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the accepted accounting principles.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Accordingly, we do not express an opinion on the system of internal accounting control of Bullaro Securities, Corp. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness. Based on our study, we believe that Bullaro Securities, Corp. practices and procedures were adequate to meet the Securities and Exchange Commission's rules and regulations.

Ballo & Co.

Ballo & Co.

New York, NY
Date: 2/20/2004

Bullaro Securities, Corp.
Statement of Financial Condition
As of December 31, 2003

Assets	
Current assets	
Cash and cash equivalents	$ 2,339
Marketable securities	567,497
Total current assets	569,836
Total assets	$ 569,836
Liabilities and owner's equity	
Current liabilities	
Accounts payable	$ 2,471
Other liabilities	
Due to officer	46,841
Total liabilities	49,312
Owner's equity	
Common stock	250,000
Paid in capital	319,536
Retained earnings	(49,012)
Total owner's equity	520,524
Total liabilities and owner's equity	$ 569,836

Bullaro Securities, Corp.
Statement of Income (Loss) and Changes in Retained Earnings
For the Year Ended December 31, 2003

Income	
Commission income	$ 19,087
Gain (loss) from trading account	400,060
Dividend and interest income	1,814
Total income	420,961
Expenses	
Salary and fringes	9,408
Clearing charges	327,475
Commission and fees	11,803
Telephone	7,199
Dues and fees	2,876
Taxes	2,543
Legal and accounting	2,000
Postage and deliveries	355
Interest expense	45
Rental expense	14,012
Data transmission	11,500
Miscellaneous	3,306
Total expenses	392,522
Net income (loss)	28,439
Retained earnings, beginning	(77,451)
Retained earnings, ending	$ (49,012)

Bullaro Securities, Corp.
Statement of Cash Flows
As of December 31, 2003

Cash flows from operating activities	
Net proceed from sales/purchases of securities and inventory	$ (45,579)
Receipts of interest and dividend	1,814
Cash paid to employees and vendors	(62,575)
Net cash provided by (used in) operating activities	(106,340)
Cash flows from investing activities	
Cash received from Officer	46,841
Cash received from sale of bond	40,234
Net cash provided by (used in) investingg activities	87,075
Cash flows from financing activities	0
Net increase (decrease) in cash	(19,265)
Cash, beginning	21,604
Cash, ending	$ 2,339

Reconciliation of net income to net cash provided by (used in) operating activities

Net income (loss)	$ 28,439
Adjustment to reconcile net income to net cash provided by (used in) operating activities	
(Increase) decrease in stock position	(166,550)
(Increase) decrease in receivables	29,300
Increase (decrease) in accounts payable	2,471
Net cash provided by (used in) operating activities	$ (106,340)

Bullaro Securities, Corp.
Supplementary Schedules
For the Year Ended December 31, 2003

Supporting Schedules

Assets		
Cash	$	2,339
Marketable securities		567,497
Total assets	$	569,836
Current Liabilities		
Accounts payable	$	2,471
Owner's Equity		
Capital stock	$	250,000
Paid in capital		319,536
Retained earnings		(49,012)
Total owner's equity	$	520,524

Computation of Net Capital

Net worth, December 31, 2003	$	520,524
Less: Bonds		-
Haircuts		59,700
Options		85,500
Net capital, December 31, 2003	$	375,324
Minimum required net capital	$	100,000

Bullaro Securities, Corp.
Supplementary Schedules
For the Year Ended December 31, 2003

Reconciliation of the Audited Computation of Net
Capital and the Broker-Dealer's Unaudited Computation

No material differences existed between the two computations

Supplemental Report Describing Any Material Inadequacies

No material inadequacies have been found to exist.

Records Availability

The Statement of Financial Condition as of December 31, 2003 of Bullaro Securities, Corp. is available for examination at the office of the corporation (25-19 Steinway Street Astoria, NY 11103) and at the regional office of the Commission (33 Whitehall Street, New York, NY 10004)